Archer Daniels Midland Company Global Headquarters and Customer Center 77 W. Wacker Drive, Suite 4600 Chicago, Illinois 60601 t (312) 634.8100 / f (312) 634.8105 ADM.COM

November 10, 2021

Ms. Mindy Hooker
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

    Re:    Archer-Daniels-Midland Co
Form 10-K for the year ended December 31, 2020
Filed on February 18, 2021
File No. 1-00044

Dear Ms. Hooker:

Archer-Daniels-Midland Company (the “Company”) is pleased to submit the following response to the comments of the Staff as set forth in your letter to the Company dated November 2, 2021, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2020, filed on February 18, 2021. For convenience, the Staff’s comment is set forth herein, followed by the Company’s response in bold.

Form 10-K for the year ended December 31, 2021
Exhibits

1.    Comment:    Your Exhibit 21 subsidiary listing “excludes unnamed subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a “significant subsidiary” as defined in Regulations S-X of the United States Securities and Exchange Commission (17 CFR 210.1-02(w)).” Please confirm for us that the excluded subsidiaries are not regulated by another Federal agency as discussed in the instructions to Exhibit 21. If you have excluded subsidiaries which are regulated by another Federal agency, please tell us how you determined this was appropriate.

Response:    The Company concluded it inadvertently excluded fourteen subsidiaries, regulated by another Federal agency, in Exhibit 21 of its 2020 Form 10-K. The Company will include all subsidiaries regulated by another Federal agency in Exhibit 21 in future filings.

Securities and Exchange Commission

I trust that this letter responds adequately to the Staff’s concerns. If we can facilitate the Staff’s review of this response, or if the Staff has any questions on any of the information set forth herein, please telephone our Vice President, Corporate Controller, Molly L. Strader Fruit, by email at Molly.StraderFruit@adm.com, or by phone at (217) 424-5144.

    Very truly yours,

    ARCHER-DANIELS-MIDLAND COMPANY

    /s/ Molly L. Strader Fruit
    Molly L. Strader Fruit
    Vice President, Corporate Controller
    Principal Accounting Officer